Galt Petroleum, Inc.
175 South Main Street
15th Floor
Salt Lake City, Utah 84111

February 13, 2013

Securities and Exchange Commission
Attn: Roger Schwall, Assistance Director; Caroline Kim, Staff Attorney; Laura Nicholson, Staff Attorney
Division of Corporation Finance
Washington, D.C. 20549

RE:	Galt Petroleum, Inc.
Registration Statement on Form S-1
File No. 333-182600

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 14, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filing;
•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Galt Petroleum, Inc.

Sincerely,

/s/ Cary Valerio
Cary Valerio
President